UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70291

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redmont Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

820 Shades Creek Parkway, Suite 1200
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Sellers	615-706-0254	dsellers@redmontcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LBMC, PC
(Name – if individual, state last, first, and middle name)

201 FRANKLIN RD, BOX 1869	BRENTWOOD	TN	37024
(Address)	(City)	(State)	(Zip Code)

10/20/03	450
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Sellers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redmont Capital Markets LLC, as of 2/18, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TAMI S. MCDOWELL STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY My Commission Expires 03-20-2028

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REDMONT CAPITAL MARKETS LLC

FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2025

(With Report of Independent Registered Public Accounting Firm)

REDMONT CAPITAL MARKETS LLC
TABLE OF CONTENTS
DECEMBER 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of the Member of
Redmont Capital Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redmont Capital Markets LLC as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Redmont Capital Markets LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Redmont Capital Markets LLC's management. Our responsibility is to express an opinion on Redmont Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Redmont Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LBMC, PC

We have served as Redmont Capital Markets LLC's auditor since 2023.

Brentwood, Tennessee
February 20, 2026

Redmont Capital Markets LLC
Statement of Financial Condition
December 31, 2025

Assets

Current assets

Cash	$	6,548
Accounts receivable, trade		11,507
Prepaid expenses		529
Total current assets		18,584

Total Assets	$	18,584

Liabilities and Member's Equity

Current liabilities

Accounts payable	$	4,879
Total current liabilities		4,879
Member's equity		13,705

Total Liabilities and Member's Equity	$	18,584

The accompanying notes are an integral part of these financial statements.

Redmont Capital Markets LLC
Notes to the Financial Statements
December 31, 2025

NOTE 1 – NATURE OF ORGANIZATION

Redmont Capital Markets LLC (RCM or the Company), a wholly owned subsidiary of Redmont & Company (RC or Parent), is engaged in various financial services activities, including placement agent for private placements for both debt and equity financing, and advisory services for mergers and acquisitions. RCM is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company filed its certificate of formation on December 20, 2018. The limited liability company agreement was amended and restated effective as of November 3, 2020. The Company began operations on March 11, 2020, with the initial contribution of capital. The SEC approval as a registered broker-dealer was effective June 2, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company conforms to its Parent's fiscal year end of December 31. These financial statements are presented in accordance with GAAP.

Cash

Cash consists of a demand account at a reputable financial institution. Balances did not exceed FDIC coverage during the year ended December 31, 2025. The Company has no cash equivalents.

Accounts Receivable, Trade

Accounts receivable, trade consists of commissions and other contracts with customers. When determining the estimate of the expected credit losses for accounts receivable, the Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counterparties. The Company continually reviews these credit quality indicators. All accounts receivable originated in the current year and were current as of December 31, 2025. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses. There were no significant write offs. As a result, the expected credit losses as of December 31, 2025, were immaterial and an allowance for credit losses was not considered necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking and Placement Services

Revenue from contracts with customers is recognized when promised services are delivered to customers at an amount expected to be received in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate performance obligations if they are determined to be distinct. The Company's performance obligations to its customers are generally satisfied when the promised service is transferred to the customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised good or service. Revenue from performance obligations satisfied over time is recognized in a manner that depicts the performance in transferring control of the service, which is generally measured based on time elapsed, as customers receive the benefit of the services as they are provided. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Financial Products

The Company receives commissions from the sale of financial products. The Company records commission revenue on the sale of financial products on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Income Taxes

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The Company's financial instruments, including cash and prepaid expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Indemnification

In the normal course of its business, the Company indemnifies certain service providers against specified losses in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company does not believe it will ever have to make a material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. As a member firm of FINRA, the Company is subject to FINRA's capital requirements,which are substantially the same as Rule 15c3-1. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements.

At December 31, 2025, the Company had net capital of $7,176, which was $2,176 in excess of the required capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to the net capital was 0.68.

NOTE 4 – Rule 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

The Company did not claim an exemption under paragraph (k) of Rule 15c3-3 but is relying on Footnote 74 of the SEC Release No. 34-70073. The Company did not carry accounts of or for customers in its operations.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company operates under an expense sharing agreement with its Parent. During the year ended December 31, 2025, the Company paid $ 13,665 to the Parent for rent and office-related expenses and $3,500 as a management fee and as of December 31, 2025 there was a payable of $198.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and their potential effects on these financial statements through the date of the issued financial statements. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2025, financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of the Member of
Redmont Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Redmont Capital Markets LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, receiving trailing commissions from the sale of financial products, and effecting securities transactions via subscriptions on a subscription way basis, where the funds are payable to the issuer or its agent, and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

LBMC, PC

Brentwood, Tennessee
February 20, 2026

<p style="text-align:center">Redmont Capital Markets, LLC Exemption Report</p>

Redmont Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities, receiving trailing commissions from the sale of financial products, and effecting securities transactions via subscriptions on a subscription way basis, where the funds are payable to the issuer or its agent, and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Redmont Capital Markets LLC

I, Douglas C. Sellers, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

February 18, 2025